UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oaktree Strategic Income Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67402D 104

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Gary I. Horowitz

Rajib Chanda

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,682,450.62
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,682,450.62
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,682,450.62
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person PN

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,682,450.62 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,682,450.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,682,450.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,682,450.62 (2)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,682,450.62 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,074,450.62 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.
(3)	Solely in its capacity as the managing member of Oaktree Holdings, LLC or the sole stockholder of Oaktree Holdings, Inc., as applicable.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,682,450.62 (1)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,682,450.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,074,450.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.4%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67402D 104

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 12, 2018 (“Amendment No. 1”, together with the Original Statement, the “Prior Statements”) is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 5.    Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Prior Statements are amended and restated only to the extent to replace the corresponding paragraph in Amendment No. 1 as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 1 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 7,682,450.62, or approximately 26.1%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Tannenbaum Stockholders (the “Tannenbaum Shares”).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2018

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Senior Vice President